Aleafia Health Appoints Lead Independent Director

TORONTO, ON, April 4, 2019 - Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) ("Aleafia Health" or the "Company") has appointed Loreto Grimaldi as the Lead Independent Director of the Company's Board of Directors. The role will rotate among independent directors every six months, as determined periodically by a majority of the Company's independent directors.

The appointment of a Lead Independent Director supports Aleafia Health's goal of good corporate governance practices in accordance with the guidelines set out in National Policy 58-201 Corporate Governance Guidelines.

Mr. Grimaldi is an accomplished executive and general counsel to North American public companies across a broad range of sectors including consumer finance, aviation, real estate and technology. He was previously an independent director of Emblem Corp and is licensed to practice law in New York State and Ontario. He also sits on the Company's Governance Committee and Compensation and Human Resources Committee

"Loreto's leadership experience in capital markets, public company corporate governance and M&A will provide tremendous value to Aleafia Health's Board and the Company as a whole," said Aleafia Health Chairman Julian Fantino.

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs

416-860-5665

IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities where it produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. The Company operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.